UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one) :	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
 Spectrum Pharmaceuticals, Inc.
Full Name of Registrant

N/A
Former Name, if Applicable

11500 South Eastern Avenue, Suite 240
Address of Principal Executive Office (Street and Number)

Henderson, Nevada 89052
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Spectrum Pharmaceuticals, Inc. (the “Company”) has determined it will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the "Form 10-Q") by November 9, 2016, without unreasonable effort or expense.  The delay is due to an ongoing review and analysis by the Company’s management and its auditors of the accounting treatment of the March 2013 acquisition of the rights to CE Melphalan (EVOMELA®) from Ligand Pharmaceuticals.

The Company expects to file the Form 10-Q with the Commission within the permitted 5-day extension from the prescribed due date of November 9, 2016.
Cautionary Statement Regarding Forward-Looking Statements
Certain statements contained in this Notification constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are predictions based on expectations and projections about future events, and are not statements of historical fact. You can identify forward-looking statements by the use of forward-looking terminology such as “plan”, “continue”, “expect”, “anticipate”, “intend”, “predict”, “project”, “estimate”, “likely”, “believe”, “might”, “seek”, “may”, “remain”, “potential”, “can”, “should”, “could”, “future” and similar expressions, or the negative of those expressions. These statements include, but are not limited to, statements that relate to Spectrum’s beliefs or expectations relating to the filing of the Form 10-Q and the results of the ongoing review and any statements that relate to the intent, belief, plans or expectations of Spectrum or its management, or that are not a statement of historical fact. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results to be materially different from any future results expressed or implied by such forward-looking statements. Such factors include a material delay in Spectrum’s financial reporting, including the possibility that Spectrum will not be able to file its Form 10-Q in a timely manner, the possibility that one or more material weaknesses in Spectrum’s internal control over financial reporting may be identified in connection with the ongoing review, the possibility that the ongoing review may identify errors, which could be material, in Spectrum’s accounting, whether investors should no longer rely upon previously issued financial statements, and the risk that Spectrum may need to restate its financial statements. As a result of the foregoing and other factors, some of which are described in further detail in the Company's reports filed with the Securities and Exchange Commission, no assurance can be given as to the future results, levels of activity and achievements of Spectrum, and neither Spectrum nor any person assumes responsibility for the accuracy and completeness of these statements. The Company does not plan to update any such forward-looking statements and expressly disclaims any duty to update the information contained in this Notification except as required by law.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Kurt A. Gustafson	(702)	835-6300
(Name)	(Area Code)	(Telephone No.)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).     ☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒   Yes     ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state reasons why a reasonable estimate of the results cannot be made.

The Company is presently evaluating the accounting for its March 2013 acquisition of in-license rights to its EVOMELA® product.  This transaction has been accounted for as a “business combination” under U.S. GAAP, which requires that the fair value of the assets and liabilities of the “business,” including contingent consideration, to be estimated and presented on the balance sheet at the time of the acquisition.  We are presently evaluating whether our 20% royalty obligation due to our licensor on all of the Company’s future EVOMELA® net sales should have been considered a contingent consideration liability and recorded at its estimated fair value on the acquisition date.  Should the Company determine that this is the appropriate accounting, it would have initially recorded an additional contingent consideration liability for the royalty obligation of approximately $7.5 million as of March 31, 2013, and adjusted the fair value of this contingent consideration in each subsequent period.  The aggregate change in the fair value of this contingent consideration liability is currently estimated to be less than $30 million, however, our analysis is not yet complete. We do not believe that these potential adjustments to our consolidated financial statements impact our previously reported revenues or cash and cash equivalents.  In the event that this royalty obligation is not required to be recognized as contingent consideration, the Company would not expect any adjustments to its previously reported financial results. In addition, a review of the effectiveness of the Company’s internal controls over financial reporting is underway and could lead to a revised “material weakness” determination as of December 31, 2015 if the royalty obligation due to our licensor on all of the Company’s future EVOMELA® net sales should have been considered a contingent consideration liability and recorded at its estimated fair value on the acquisition date, with subsequent mark-to-market adjustments.

Spectrum Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	November 10, 2016	By:	/s/ Kurt A. Gustafson
Kurt A. Gustafson Executive Vice President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.
Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).